Exhibit 1.02

Conflict Minerals Report of Birks Group Inc.

For the Calendar Year Ended December 31, 2013

In Accordance With Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Birks Group Inc. and its subsidiaries (“Birks Group,” or the “Company”) for calendar year 2013 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716[1] for definitions to the terms used in this report, unless otherwise defined herein.

OVERVIEW

Birks Group fully supports the goals and objectives of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which aims to prevent the use of certain “conflict minerals” that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or adjoining countries (including Angola, Burundi, The Central African Republic, The Republic of Congo, Uganda, Rwanda, South Sudan, Tanzania, and Zambia) (collectively, the “Covered Countries”). Conflict minerals include: columbite-tantalite (“tantalum”), cassiterite (“tin”), wolframite (“tungsten”), and gold (each deemed “Conflict Minerals”). This report relates to the process undertaken in relation to the Company’s products that were manufactured or contracted to be manufactured during calendar 2013 and that contain Conflict Minerals.

Company and Product Overview

Birks Group is a leading North American luxury jewelry brand which designs, develops, makes and retails fine jewelry, timepieces, sterling silver and gifts. Birks Group operates luxury jewelry stores in all major cities across Canada under the Birks retail brand and in Florida and Georgia under the Mayors retail brand. In addition to being a nationwide retailer with a strong brand identity, the Company is also highly regarded in Canada as a designer and maker of jewelry and a provider of recognition programs, service awards and business gifts. As a luxury jeweler, most of our jewelry products are made of 18 karat gold, platinum or sterling silver, with or without precious gemstones, with significant emphasis on quality craftsmanship and distinctive design.

Reasonable Country of Origin Inquiry Process

In accordance with Rule 13p-1, the Company undertook due diligence reasonably designed to identify which products the Company manufactured or contracted to be manufactured contain Conflict Minerals necessary to the functionality or production of products and for those products conduct in good faith a reasonable country of origin inquiry regarding those Conflict Minerals that is reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries, or are from recycled or scrap sources. Birks Group conducted its country of origin inquiry using the template developed by the Electronic Industry Citizenship Coalition® and The Global e-Sustainability Initiative, known as the Conflict Free Smelter Initiative (“CFSI”) Reporting Template (the “Template”). This commonly used Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy and engagement with its direct suppliers, and requests a listing of the smelters used by the company and its suppliers. The Template also contains questions about the origin of Conflict Minerals included in the company’s products, as well as questions regarding supplier due diligence.

[1]	Final Rule: Conflict Minerals, Release No. 34-67716 (August 22, 2012), available at
http://www.sec.gov/rules/final/2012/34-67716.pdf.

DUE DILIGENCE PROCESS

Governance

Birks Group has designed a Conflict Minerals compliance initiative to implement a consistent, company-wide compliance process which includes:

•	Educating its employees and suppliers about Conflict Minerals;

•	Establishing a cross-functional management team including members of senior management and subject matter experts from relevant functions such as supply chain, product development, merchandising, manufacturing, legal and finance responsible for implementing the Company’s Conflict Minerals compliance strategy; and

•	Reporting mechanisms for questions and concerns, including a toll-free confidential and anonymous hotline

The Company’s compliance program has been designed to conform, in all material respects, with the framework in The Organization of Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Second Edition, and the related gold supplement for Conflict Minerals.

The due diligence process outlined above has mitigated the risk that components necessary to the functions or production of the Company’s products are made from Conflict Minerals. In the next compliance period, Birks Group intends to expand its due diligence to include new suppliers, and implement steps that will improve upon the information gathered during the due diligence process, to further mitigate any risk that its products contain any necessary Conflict Minerals from the Covered Countries.

Conflict Minerals Policy

The Company has adopted a Conflict Minerals Policy which has been communicated to the Company’s suppliers and is included in our Merchandise Quality Manual and available on the Company’s website at www.birksgroup.com. Birks Group Conflict Minerals Policy indicates that suppliers who do not comply with this policy will be reviewed and evaluated accordingly for future business and sourcing decisions.

Analysis of Supplier Survey Responses

The Company reviewed and evaluated each supplier response received against criteria developed such as completeness of responses in the Template, inconsistencies within the data suppliers reported in the Template and smelter information, based on publicly available information, including a listing of smelters participating in the CFSI to determine which required further engagement with the suppliers.

Based on the responses in the Templates and additional information the Company received, the Company determined that for all but three small suppliers, who provided less than one percent of the products manufactured or contracted to be manufactured by the Company during calendar year 2013, it had no reason to believe that any Conflict Minerals necessary to the functionality or production of its products may have originated in the Covered Countries. However, for the three small suppliers mentioned above, the Company does not yet have sufficient information to determine with complete certainty the country of origin of the Conflict Minerals used in the products or to identify the facilities used to process those Conflict Minerals. As a result, for the products provided by these three small suppliers, Birks Group cannot in good faith exclude the possibility that some of these Conflict Minerals may have originated in the Covered Countries and/or that they are not from recycled or scrap sources.

A copy of the Company’s Conflict Minerals Report together with the Form SD will be publicly available at http://www.birkgroup.com.